EXHIBIT 99.6

CONSENT OF INDEPENDENT ENGINEERS

We hereby consent to the use in this annual report on Form 40-F of Harvest Energy Trust for the year ended December 31, 2006 of our report, dated March 7, 2007, evaluating the crude oil, natural gas, and natural gas liquids reserves attributable to properties owned by Harvest Energy Trust.

McDaniel & Associates Ltd.

Calgary, Alberta

Date: March 19, 2007

Yours truly,

"signed by C.B. Kowalski"
_______________________

C.B. Kowalski, P.Eng.
Vice President